Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated April 6, 2011

Relating to Preliminary Prospectus dated March 28, 2011

Registration Statement No. 333-171551-01

SUPPLEMENT TO PRELIMINARY PROSPECTUS DATED MARCH 28, 2011

SandRidge Mississippian Trust I

April 6, 2011

This Supplement to Preliminary Prospectus (the “Supplement”) is qualified in its entirety by reference to the Preliminary Prospectus of SandRidge Mississippian Trust I dated March 28, 2011 (the “Preliminary Prospectus”). The information in this Supplement supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.

Terms used in this Supplement but not defined herein have the meanings given such terms in the Preliminary Prospectus.

The initial public offering of common units of the trust has been increased from 12,500,000 common units to 15,000,000 common units. After the completion of the offering (without giving effect to the exercise of the underwriters’ over-allotment option), SandRidge will own 6,000,000 common units and 7,000,000 subordinated units, together representing 46.4% of all outstanding trust units. The underwriters may also purchase up to an additional 2,250,000 common units at the initial public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of the prospectus. If the underwriters exercise their over-allotment option, SandRidge will own 3,750,000 common units and 7,000,000 subordinated units, together representing 38.4% of trust units. The total number of units outstanding after the completion of the offering will be 28,000,000.

By virtue of SandRidge’s retained interest in the Producing Wells and the PUD Wells, as well as its ownership of 46.4% of the trust units, it will have an effective average net revenue interest of 29.2% in the Producing Wells and 41.7% in the PUD Wells, compared with an effective average net revenue interest for the holders of trust units other than SandRidge of 27.1% in the Producing Wells and 15.3% in the PUD Wells.

Assuming no exercise of the underwriters’ over-allotment option, net proceeds of this offering will be approximately $290.4 million, after deducting underwriting discounts and commissions and estimated offering expenses. The trust will deliver all of the net proceeds to one or more of SandRidge’s wholly-owned subsidiaries, as partial consideration for the conveyance of the royalty interests. SandRidge intends to use the proceeds received from the offering to repay borrowings under its credit facility and for general corporate purposes, which may include the funding of the drilling obligation.

Other information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

The trust has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 248-8863.